

December 21, 2017

Darren Marks
Chief Executive Officer
Grom Social Enterprises, Inc.
2060 NW Boca Raton Blvd., #6
Boca Raton, FL, 33431

       Re: Grom Social Enterprises, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2016
           Filed March 27, 2017
           Form 10-Q for Fiscal Quarters Ended September 30, 2017
           Filed November 20, 2017
           File No. 000-55585

Dear Mr. Marks:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2017

Note 2. Summary of Significant Accounting Policies
Basis of Presentation, page F-5

1.   Please explain to us, in detail, the basis for your conclusion that Illumination and Grom Holdings were under the common control before the date of transfer. Tell us the percentage of voting control held by the CEO, the Executive Vice President and an Independent Director of the Company in each entity before the transfer. Also, tell us if contemporaneous written evidence of an agreement to vote a majority of each entities' shares in concert exists. If so, please summarize the details of the agreements including the dates of the agreements and the parties involved.

Darren Marks
Grom Social Enterprises, Inc.
December 21, 2017
Page 2

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Cascarano, Senior Staff Accountant, at 202-551-3376 or Roberst S. Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.

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